SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Under the Securities Exchange Act of 1934

Weibo Corporation

(Name of Issuer)

Class A ordinary shares, $0.00025 par value per share

(Title of Class of Securities)

948596 101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81477104		13G

1	Name of Reporting Person SINA Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 116,009,222(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 116,009,222(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 116,009,222(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 57.0%(1)(2)

12	Type of Reporting Person CO

(1) Represents 116,009,222 Class B ordinary shares held by SINA Corporation, a Cayman Islands company listed on the NASDAQ Global Select Market, that are convertible into 116,009,222 Class A ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to three votes per share, whereas each Class A ordinary share is entitled to one vote per share.

(2) Based on 87,648,811 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. G81477104	13G

Item 1(a).	Name of Issuer: Weibo Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District Beijing, 100080 People’s Republic of China

Item 2(a).	Name of Person Filing: SINA Corporation
Item 2(b).	Address of Principal Business Office or, if none, Residence: 37F, Jin Mao Tower 88 Century Boulevard, Pudong Shanghai 200121 People’s Republic of China
Item 2(c)	Citizenship: Cayman Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00025 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to three votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).

CUSIP Number:
948596 101

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one Class A ordinary share of the Issuer, par value $0.00025 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. G81477104	13G

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2014. The table below is prepared based on 87,648,811 Class A ordinary shares and 116,009,222 Class B ordinary shares outstanding as of December 31, 2014.

Reporting Person: SINA Corporation	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	116,009,222	(1)	116,009,222		116,009,222	(1)	—
(b) Percent of class:	57.0	%(1)(2)	100.0	%(3)	57.0	%(4)	79.9	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	116,009,222	(1)	116,009,222	(1)	116,009,222	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	116,009,222	(1)	116,009,222	(1)	116,009,222	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)        Represents 116,009,222 Class B ordinary shares held by the reporting person that are convertible into 116,009,222 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.

(2)         To derive this percentage, (x) the numerator is 116,009,222, being 116,009,222 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 87,648,811, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2014 and (ii) 116,009,222, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.

(3)         To derive this percentage, (x) the numerator is 116,009,222, being the number of Class B ordinary shares held by the reporting person, and (y) the denominator is 116,009,222, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2014.

(4)         To derive this percentage, (x) the numerator is 116,009,222, being 116,009,222 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 87,648,811, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2014 and (ii) 116,009,222, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2014 that are convertible into the same number of Class A ordinary shares.

(5)         Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

CUSIP No. G81477104	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

CUSIP No. G81477104	13G

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

SINA Corporation	By:	/s/ Herman Yu
	Name:	Herman Yu
	Title:	Chief Financial Officer